SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Valuation Report

TIM Celular S.A.
TIM Participações S.A.

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Corporate Finance, January 23, 2006.

Important Notice

1. Banco ABN AMRO Real S.A. (“ABN AMRO”) has been retained by TIM Celular S.A. (“TIM CELULAR”) to render the financial -economic valuation report (the “Valuations”) of TIM CELULAR, TIM Participações S.A. ("TIMPART", and together with TIM CELULAR, the “Companies”), in connection with the merger of all the shares of TIM CELULAR by TIMPART, pursuant to article 252 and other applicable provisions of Law 6.404/76, as amended, and Resolution nº. 319/99 of the Brazilian Securities and Exchange Commission - CVM, as amended (the “Transaction”) .

2. The valuations are intellectual property of ABN AMRO and were prepared by ABN AMRO, exclusively for the use and benefit of TIM CELULAR’s management and only for the purpose of the Transaction. The Valuations may be used, at the discretion of TIM CELULAR’s management, as one of the elements to determine the exchange ratio between the shares of the Companies, to be proposed by TIM CELULAR’s management in connection with the Transaction. The Valuations should not be used by third parties or for any other purpose and shall not be published, disclosed, distributed, reproduced or used for any other purpose without the prior express consent of ABN AMRO, except for the disclosure of the Valuations, in their full text, by TIM CELULAR for the purposes of the Transaction and only in order to meet legal and regulatory applicable requirements, including (i) the disclosure of the Valuations by TIM CELULAR, in their full text and for informative purpose only, to TIMPART’s Board of Directors in connection with the definition of the exchange ratio between the shares of the Companies; and (ii) the full disclosure of the Valuations to the Brazilian Securities and Exchange Commission - CVM and the Securities Exchange Commission - SEC (through 6-K form), pursuant to applicable legislation and regulation.

3. ABN AMRO did not make and does not make any recommendation, neither does it explicitly or implicitly express any opinion regarding the definition of the exchange ratio of the shares issued by TIM CELULAR in connection with the Transaction, which will be determined in the Board of Directors Meetings of TIM CELULAR and TIMPART and submitted for the approval of the shareholders of the Companies in Shareholders’ Meetings. Additionally, ABN AMRO did not make and does not make any recommendation regarding the structure of the Transaction, of the specific amount involved, the contractual terms or any other aspects related to the Transaction, nor did it participate in the negotiation of the Transaction.

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Important Notice (cont. )

4. The reference date used for the Valuations is December 31, 2005.

5. The methodology adopted by ABN AMRO for the Valuations was the discounted cash flow, considering (i) the existence of business plans for the Companies, TIM CELULAR’s subsidiary Maxitel S.A. (“Maxitel”), and TIMPART’s subsidiaries, TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., (“TIMPART’s subsidiaries”) for the next 10 years, which were prepared and approved by their respective management and furnished to ABN AMRO by TIM CELULAR; (ii) the possibility of analysis and review of these business plans together with TIM CELULAR’s management; and (iii) limited number of comparable transactions. In accordance with the instructions of TIM CELULAR, its subsidiary BLAH! Sociedade Anônima de Serviços e Comércio was not considered for the purposes of the Valuations, as it will be discontinued. Also as instructed by TIM CELULAR, its subsidiary CRC – Centro de Relacionamento com o Cliente Ltda. was not considered for the purposes of the Valuations, since its revenues, costs and expenses are only incurred in transactions with related companies, which were already included in the analysis.

6. The Companies, Maxitel and TIMPART’s subsidiaries were valued on a stand alone basis ("stand alone") and, therefore, the results of the Valuations do not include operational, tax or any other losses or gains, nor any synergies, which may result from the Transaction, nor costs arising out of or relating to the Transaction.

7. The rendering of financial -economic valuations is a complex process that involves subjective judgments and is not suitable for partial analyses or summarized descriptions. ABN AMRO did not place special emphasis on any specific factors considered in the Valuations, but rather performed a qualitative assessment of the importance and relevance of all factors considered therein. In this context, the Valuations should be considered as a whole and the review of selected portions, summaries or specific aspects of the Valuations, without acknowledging and analyzing the Valuations as a whole, may result in a misleading and incomplete understanding of the analyses and the conclusions of the Valuations.

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Important Notice (cont. )

8. In order to render the Valuations, ABN AMRO relied on information furnished exclusively by TIM CELULAR, available until January 15, 2006, except when otherwise stated. In the Valuations, ABN AMRO relied on (i) the assumptions, estimates and projections prepared and approved by the management of the Companies, Maxitel and TIMPART’s subsidiaries, which were discussed with TIM CELULAR’s management; (ii) public information, including the Companies, Maxitel and TIMPART’s subsidiaries financial statements for the fiscal years ended on December 31, 2003 and 2004, audited by Ernst & Young Auditores Independentes S.S. (“Ernst & Young” or the “Auditors”); (iii) the minutes of the Companies, Maxitel and TIMPART’s subsidiaries financial statements for the fiscal year ended on December 31, 2005, dated January 18, 2006, audited by the Auditors and subject only to the approval of their respective Board of Directors, delivered to ABN AMRO by TIM CELULAR on January 20, 2006; (iv) in order to calculate the equity value ("equity value"), the cash balance and cash equivalents, financial investments, loans and financing, hedges, dividends, interest on equity (“juros sobre capital próprio”) and provisions for contingencies (net of judicial deposits), of the Companies, Maxitel and TIMPART’s subsidiaries, as of December 31, 2005 ("Net Debt"); and (v) the number, type and class of shares, share options, subscription bonuses and any other security that may change the number of shares of the Companies, Maxitel and TIMPART’s subsidiaries (together, the "Information") .

9. The demographic, macroeconomic, regulatory and Brazilian telecommunication sector information mentioned in the Valuations were based, among others, on recognized public sources which are considered reliable (professional associations, governmental agencies and specialized publications), such as the Brazilian Institute of Geography and Statistics (IBGE), the National Telecommunications Regulatory Agency (ANATEL), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), Bloomberg, Global Investment Return Yearbook 2005 (ABN AMRO and London Business School) and ABN AMRO’s Economic Department.

10. ABN AMRO did not perform an independent verification of the Information, including those mentioned in item 9 above, and therefore does not assume any responsibility for the content, accuracy, veracity, integrity, consistency, sufficiency and truthfulness of the Information of the Information.

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Important Notice (cont. )

11. As informed by TIM CELULAR’s management, (i) we adopted the assumption that the financial projections furnished to us reflect the best estimates at the time they were made available, as well as the best judgment of the management of the Companies, Maxitel and TIMPART’s subsidiaries, regarding the expected future performance of the Companies, Maxitel and TIMPART’s subsidiaries and (ii) the estimates and projections that were furnished to ABN AMRO or discussed between ABN AMRO and TIM CELULAR’s management, especially those whose occurrence depend on future and uncertain events (including projections of revenues, expenses, investments, operational profit or net profit) were based on the best judgment of TIM CELULAR’s management.

12. The estimates and projections contained in the Valuations are inherently subject to uncertainties and several events or factors that are beyond the control of the Companies, of Maxitel and of TIMPART’s subsidiaries, as well as ABN AMRO’s, especially those whose occurrence depends on future and uncertain events. There can be no assurance that the estimates and projections used in the Valuations will be attained. The actual future results of the Companies may differ significantly from the forecasts in the Valuations. Therefore, ABN AMRO does not assume any responsibility or obligation to indemnify in case the future results are different from the forecasts presented in the Valuations and ABN AMRO does not render any statement or warranty in relation to such estimates and projections. ABN AMRO does not assume any responsibility in relation to the referred estimates and projections, nor on how they were prepared.

13. ABN AMRO presumes the truth, accuracy and completeness of all the Information, without any independent verification and, therefore, it does not accept any responsibility for the accuracy, truthfulness, integrity, consistency, sufficiency and precision of the Information, including, but not limited to, the financial projections or forecasts of the Companies, Maxitel and TIMPART’s subsidiaries, the assumptions and estimates on which such projections were based, and the information discussed with TIM CELULAR’s management. ABN AMRO did not perform (i) any appraisal of the assets and liabilities (whether or not contingent) of the Companies, Maxitel and TIMPART’s subsidiaries; (ii) any review or audit of the financial statements of the Companies, Maxitel and TIMPART’s subsidiaries and of the Net Debt; (iii) any technical audit of the operations of the Companies, Maxitel and TIMPART’s subsidiaries; (iv) any evaluation of the solvency or fair value of the Companies, Maxitel and TIMPART’s subsidiaries, according to any state or federal legislation related to bankruptcy, insolvency or similar issues, of their subsidiaries, controlled companies and direct and indirect affiliates; or (v) any physical inspection of the properties, plants, or assets of the Companies, Maxitel and TIMPART’s subsidiaries.

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Important Notice (cont. )

14. ABN AMRO assumes and believes on the accuracy, truthfulness, integrity, consistence, sufficiency and precision of the Information and financial projections that were provided or in any manner made available by TIM CELULAR or discussed with TIM CELULAR’s management. ABN AMRO was informed by TIM CELULAR that (i) Information provided to ABN AMRO or in any manner made available or discussed with ABN AMRO is correct and that all financial projections provided to ABN AMRO or in any manner made available or discussed with ABN AMRO were prepared in a reasonable way, (ii) they reflect the best estimates and evaluations at the time they were made available, and (iii) from the date of delivery of the Information, documents and reports made available until the date hereof, there were no material changes in the businesses, financial condition, assets, liabilities, business prospects, commercial transactions or in the number of shares or options of the Companies, Maxitel and TIMPART’s subsidiaries, controlled companies and affiliates, nor any other significant fact that could modify the Information and financial projections furnished to ABN AMRO or in any manner made available or discussed with ABN AMRO, or make them incorrect or imprecise in any material aspects or that could cause a material effect in the conclusions presented in the Valuations.

15.ABN AMRO does not make, nor will it make, expressly or implicitly, any representation, statement or warranty in relation to the Information (including the projections or forecasts of the Companies, Maxitel and TIMPART’s subsidiaries, the assumptions and estimates on which those projections and forecasts were based and the information discussed with TIM CELULAR’s management) used on the preparation of the Valuations, neither does it assume any liability or obligation to indemnify any damages related to the content, accuracy, truthfulness, integrity, consistency, sufficiency and precision of that Information, which is the sole and exclusive responsibility of TIM CELULAR. ABN AMRO does not assume any responsibility for any direct or indirect losses or gains not realized eventually resulting from the use of the valuations.

16.ABN AMRO does not express any judgment regarding the distribution of the economic values among the many types and/or classes of shares of the Companies in the Valuations.

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Important Notice (cont. )

17. The Valuations do not constitute a judgment, opinion or recommendation to the management of TIM CELULAR, its shareholders, or any third party (including, but not limited to, TIMPART, the management of TIMPART and the shareholders of TIMPART) as to the advisability and opportunity, or the strategic decision of TIM CELULAR and TIMPART to undertake the Transaction, such matters being the sole responsibility of the management of the Companies. The Valuations do not constitute any recommendation to the shareholders of TIM CELULAR or the shareholders of TIMPART as to how such shareholders should vote their shares in connection with the Transaction (including their decision as to whether they should exercise their withdrawal rights, if applicable), nor are intended to support any investment decision.

18. ABN AMRO shall not be bound, at any time to update, review, correct or restate any information contained in the Valuations, nor to provide any additional information related to the Valuations.

19. Other company and industry valuations prepared by ABN AMRO may use market assumptions different from those used in the Valuations, in such a way that the research departments ("research") and any other ABN AMRO department or related company may use in their analysis different reports, publications, estimates, projections and methodology, and such analyses, reports and publications may contain results that differ from those described in the Valuations.

20. ABN AMRO has rendered, directly or through its related companies, certain financial and investment banking services to the Companies and their controlling shareholders, subsidiaries and affiliates, for which it received compensation, and it shall continue to render such services and may, at any time, render additional services. ABN AMRO is, directly or through its related companies, a relevant creditor of TIM CELULAR and may become at any time a relevant creditor of TIMPART, of the controlling shareholders, subsidiaries and affiliates of the Companies in certain financial transactions, as well as increase or reduce the volume of its financial transactions with such entities. ABN AMRO also acts as the transfer agent and registrar of the shares of TIMPART and therefore, shall perform certain administrative functions in connection with the Transaction.

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Important Notice (cont. )

21. During its regular course of business, ABN AMRO may trade or hold, directly or through its related companies, on its behalf or on behalf of third parties, securities of the Companies and its controlling shareholders, subsidiaries and affiliates, and, as a consequence thereof, may hold, at any time, long or short positions in these securities.

22. ABN AMRO shall receive compensation for rendering services in connection with the Valuations, regardless of the completion of the Transaction. The Companies have agreed to indemnify ABN AMRO and its affiliates for certain liabilities which may arise in connection with the Valuations, and agreed to reimburse ABN AMRO for fees of its legal advisors retained in connection with the preparation of the Valuations.

23. ABN AMRO does not have any conflict of interest with the Companies, their controlling shareholders and their respective managements which would diminish the independence necessary for the performance of our obligations in connection with the preparation of the Valuations.

24. None of TIM CELULAR, its controlling shareholder or its management directed, interfered, made difficult, limited or performed any act that may have restricted the access, use or knowledge of information, assets, relevant documents or work methodologies for the conclusions presented herein, nor did they determine or restrict the capacity of ABN AMRO to determine the methodologies used in the Valuations or restrict the capacity of ABN AMRO to determine the conclusions presented in the Valuations.

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Executive Summary

• The financial projections used to prepare the Valuations were based on (i) assumptions, estimates and projections prepared and approved by the management of the Companies, TIM Sul S.A. ("TIM Sul"), of TIM Nordeste Telecomunicações S.A. ("TIM Nordeste") and Maxitel, and (ii) the financial position of the Companies, TIM Sul, TIM Nordeste and Maxitel on December 31, 2005, according to the Information, as well as public information

• The methodology adopted for the Valuations was the discounted cash flow. We believe that this methodology is appropriate, as it considers the Companies’ operational cash flow discounted by their cost of capital. As such, the risk profile and the potential cash generation of the Companies, TIM Sul, TIM Nordeste and Maxitel are projected in detail

• The base date used for the Valuations is December 31, 2005 and the projected period comprises 2006 to 2015

• For the calculation of the value of TIM CELULAR and TIMPART, we considered their respective projected cash flows, as well as the cash flow of their controlled subsidiaries Maxitel, TIM Sul, and TIM Nordeste, as described in Section 2 - “Valuation Methodology”

• The projected cash flows denominated in nominal R$ were discounted by a nominal rate in R$ between 13.5% and 15.5% . The nominal perpetuity growth rate was estimated between 5.37% and 7.37%

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Summary of valuation results

	TIM CELULAR	TIMPART

Equity value	Between R$13,016.98 milllion and R$20,446.63 million	Between R$8,200.31 million and R$11,478.00 million

Value per lot of 1,000 shares (R$)	Between R$413.1479 and R$648.9586	Between R$9.3230 and R$13.0495

Range of the exchange ratio	Between 44.3148 shares of TIMPART per share of TIM CELULAR and 49.7307 shares of TIMPART per share of TIM CELULAR

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Index

1	Financial Advisor's Information	12
2	Valuation Methodology	15
3	TIM Celular Group	28
4	TIM Participações S.A. (“TIMPART”)	39
5	Implicit Exchange Ratio	50
6	Glossary	52

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Financial advisor information

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The Corporate Finance Area of Banco ABN AMRO Real S.A.

•
The Corporate Finance area of Banco ABN AMRO Real S.A. in Brazil is located in São Paulo and employs 18* qualified professionals. The area receives support from the global Corporate Finance area of ABN AMRO, through its sector teams based in London, Amsterdam and Hong Kong, consisting of approximately 400 professionals

•
ABN AMRO has conducted several valuations of publicly-held companies including, among others, the evaluation of the companies Embratel Participações S.A. (2005), Net Serviços de ComunicaçãoS.A., TIM Participações S.A. (2005), TIM Sul S.A. (2005), TIM Nordeste Telecomunicações S.A. (2005), Tele Celular Sul Participações S.A. (2004), Tele Nordeste Celular Participações S.A. (2004), Telpe Celular S.A.(2004), Telasa Celular S.A. (2004), Telepisa Celular S.A. (2004), Telern Celular S.A. (2004), Telpa Celular S.A. (2004), Teleceara Celular S.A. (2004), Biobrás S.A. (2002), Copene (2002), Copesul (2002), Trikem (2002), Zivi S.A (2003) and Eberle S.A. (2003). ABN AMRO has also worked as the Global Coordinator in the secondary share offerings of Companhia Vale do Rio Doce (2002) and Petrobrás (2000)

•	All independent valuation reports issued by Banco ABN AMRO Real S.A are subject to review by an internal committee composed of professionals working outside the Corporate Finance area

*Including 06 professionals
from the areas of TMT
Advisory and Industrials
Advisory

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Representations by the Financial Advisor

  Notwithstanding the foregoing, none of the Companies, their management or their controlling shareholders have (i) directed, interfered, limited, made difficult or restricted, in any manner, our ability to obtain the information required to prepare the Valuations, (ii) determined or restricted our ability to choose the methodologies employed to reach the conclusions presented in the Valuations, or (iii) limited or restricted our capacity to reach the conclusions set forth in the Valuations
  ABN AMRO does not have any conflict of interest with the Companies, their controlling shareholders and their respective managements which would diminish the independence necessary for the performance of our obligations in connection with the preparation of the Valuations

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Valuation Methodology

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Discounted Cash Flow Method (DCF)

Composition of cash flow

  The financial-economic valuation of TIM CELULAR and TIMPART were prepared based on the discounted cash flow methodology (“DCF”)

  The unlevered operating cash flow considered in the discounted cash flow methodology (DCF) was composed of:

(+) Earnings before interests and taxes (EBIT )

(-) Income Tax and Social Security Contribution on EBIT

(+) Depreciation and amortization

(-) Capital expenditures (investments in fixed assets )

(+ -) Changes in working capital

(=) Unlevered operating free cash flow for the company

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Discounted Cash Flow Method (DCF)

Discounted cash flow methodology (DCF)

• The discounted cash flow valuation methodology estimates the value of a company by discounting future cash flows based on the WACC (Weighted Average Cost of Capital). The WACC is determined by the weighted average of the cost of debt and the cost of equity within the optimal capital structure for the company and it is directly related to the risk associated to future cash flows

Weighted Average Capital Cost (WACC)

• The weighted average capital cost is determined by the weighted average of the costs of equity and debt for the company. Those costs are weighted by the respective equity and debt proportion in the company’s capital structure, according to the following formula:

D : Value of company’s total debt

E : Shareholder’s equity

Re : Cost of the equity

Rd : Cost of debt after Income Tax and Social Contribution

• Once the weighted average capital cost has been estimated in US$ in nominal terms and the financial projections have been made in nominal R$, the weighted average cost of capital is converted to nominal R$ based on the expected differential between the U.S. and Brazilian inflation

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Cost of the equity capital

Cost of equity

  To estimate the cost of equity of the company, the following adaptation of the formula of the CAPM (Capital Asset Pricing Model) model is used:

Re : cost of equity

Rf : risk-free rate of return on investment in the U.S.

Rm - Rf : average expected return on the stock market

ß : estimated beta para o setor de telecomunicação móvel

Z : additional risk factor for companies operating in Brazil (“country risk”)

  The methodology used to estimate cost of equity was based on information obtained in the sector in the U.S. and Europe, to which was added a country risk premium

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Risk-free Rate

Risk-free rate of return

  We believe the yield of the U.S. Treasury bond is the best estimate for the risk-free rate of return. We considered the 10-year bond because it is the long-term bond with the closest duration to the Brazilian Global 27 bond, which will be used to estimate the political risk of Brazil (period similar to the cash flow projection period)

  The average yield over the last twelve months for the 10-year U.S. Treasury Bond is 4.3% per year

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Country Risk

Country risk premium

  We believe that the best estimate of the Brazilian country risk is the spread between (i) the return on Global 27 bond - the Brazilian sovereign long-term bond, denominated in U.S. dollars and (ii) the return on the U.S. 10-year Treasury bond (since it has a similar duration to the Brazilian Global 27 bond). This spread is the best estimate of the risk perceived by the international finance community at any given period in time, as opposed to the country rating methodology which is generally adjusted at specific time intervals. This is consistent with the fact that the company’s cost of capital should reflect, at any given time, the opportunity cost of investments in countries with similar risk

  The following graph illustrates the Brazilian country risk over the last twelve months. Given the macro- economic stability in Brazil and the trend observed in the Brazilian country risk, we considered that a historical series of spreads with a larger timeframe is increasingly less applicable, and therefore, we have used the average spread for the last twelve months, estimated at 4.4% per year.

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Beta

Beta

  Beta is a measurement of market risk / systematic risk / non-diversifiable risk. The coefficient Beta attempts to indicate what proportion of a company’s share price variation may be explained by the variation in the market portfolio, i.e., a share with Beta=2 would increase by 2% if the market increases by 1%

  Beta is calculated through a linear regression between the series of variations in the share price and the series of variations in the market portfolio

  To estimate the beta, we considered a sample of mobile telephone companies operating in the international market. Thus, we considered the weighted average of the companies’ unlevered betas as a proxy for the Companies’ betas

  In order to make the set of companies’ betas comparable, we unlevered the “Equity” betas of each company based on their respective debt/equity structures and income tax, thus resulting in the unlevered or “asset” betas

  The average unlevered beta of the set of comparable companies was then re-levered to the Companies’ debt/equity structures and income tax:

  The levered beta considered in the Valuations of TIM CELULAR and TIMPART was 1.14

(1) Marginal Income Tax and Social Contribution Rate

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Market risk premium

Market risk premium

  Market risk premium is the additional return required by an investor to compensate for assuming the higher degree of uncertainty (risk) involved in equity investments vis-à-vis risk-free investments

  The estimate for for global market risk premium is the historic long-term average spread (1900 through 2004) between the return on a global stock market index denominated in US dollars and the return on a long term global bond index composed of 17 credit risk-free countries

  ABN AMRO prefers the long timeframe (since 1900) over other timeframe estimates, as the former reflects a broader set of economic circumstances. These circumstances include wars, economic depression and expansion periods, which are not captured by short-term estimates. Since we believe market risk is essentially random, the longest timeframe possible would provide the best estimate for the future

  ABN AMRO prefers the historical approach over the forward-looking approach since it does not believe that the market risk premium is predictable beyond a 3-4 year period. Given that the market premium is random, historical data is the best estimate of the future. The value of the market risk premium were used in the Valuations of TIM CELULAR and TIMPART is 5.1% (a result of the “Global Investment Return Yearbook 2005” report, prepared by ABN AMRO jointly with the London Business School”)

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Cost of debt and capital structure

Cost of debt (cost of third-party capital)

  The cost of debt is estimated based on the average cost observed in long-term fund raising operations by companies with credit profiles similar to the Companies’. The cost of future debt should be determined by the cost of debt that the Companies would pay in case they issue long-term debt instruments. Such cost is directly related to companies’ risk profiles. Based on our estimates of the Companies’ long-term cost of debt, we reached an annual rate of 10.7% in US$ terms

  Since interest payments are income tax and social contribution-deductible, we deduct from the cost of debt before taxes the long-term income tax and social contribution rate (IT and SC), thereby obtaining the after-tax cost of debt

Capital structure

  The weight attributed to equity and third-party capital in the weighted average cost of capital calculation is based upon estimated market value, since a company’s cost of capital should reflect the return required by investors according to the company’s business risk

  For the Companies, we assumed a target capital structure of 35% (total debt/ total capital)

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Terminal value and perpetuity growth rate

Terminal value and perpetuity growth rate

  A company’s lifetime is theoretically infinite. However, we cannot precisely estimate the future cash flows beyond a certain period. Therefore, a portion of the company’s value, known as Terminal Value, will arise from cash flows generated after the last year of the projection period

  The Terminal Value is calculated by applying a constant annual growth rate to the free cash flow of the year following the last year in the forecast period. Every forthcoming year, until perpetuity, the free cash flow of the company will grow according to this rate, which is known as perpetuity growth rate

  The financial projections were prepared in nominal R$, i.e., considering Brazilian inflation. To be consistent, the perpetuity growth rate of the free cash flows must be also expressed in R$ in nominal terms. The Valuations were based on a range of nominal perpetuity growth rates between 5.37% and 7.37%

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Weighted Average Capital Cost (WACC)

WACC

Weighted average cost of capital

Cost of equity (US$)		Cost of debt (US$)
U.S. 10-year T-Bond yield	4.3%	Pre-tax cost of debt	10.7%
Market risk premium	5.1%	After-tax cost of debt	7.1%
Beta		Capital structure
Unlevered sector beta	0.84	% equity	65.0%
Tax rate	34.0%	% debt	35.0%
Levered beta	1.14
Cost of equity	10.2%
Country risk premium	4.4%
Adjusted cost of equity	14.6%

Weighted average cost of capital (R$)
Weighted average cost of capital (nominal US$)	12.0%
Differential long-term inflation (Brazil vs. U.S.)	2.3%
Weighted average cost of capital (nominal R$)	14.5%

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Calculation methodology of value range of the Companies

TIM Celular Group

  For the purpose of this Valuation, the TIM Celular Group (the "TIM Celular Group ") is considered as the group composed by the companies TIM CELULAR, Maxitel, CRC – Centro de Relacionamento com o Cliente Ltda. and BLAH! Sociedade Anônima de Serviços e Comércio

  The methodology to calculate the value of the TIM Celular Group was based on the joint economic value of TIM CELULAR and its controlled company Maxitel

  The consolidated Net Debt was adjusted, given the existence of debt between TIM CELULAR and Maxitel

  The calculation of the Income Tax and Social Contribution was made separately for each company and the Income Tax and Social Contribution of the TIM Celular Group refers to the sum of the individual calculations. The present value of the fiscal benefits due to the tax loss carry-forward and negative base of Social Contribution was also calculated separately

TIMPART

  The methodology to calculate TIMPART’s value was based on the economic value of TIMPART’s stake in the Controlled Companies, including expenses and costs, after taxes, of TIMPART (controlling company), according to the information supplied by TIM CELULAR

  The Net Debt is composed by the sum of the Net Debt of TIMPART and of TIMPART’s Controlled Companies

  The calculation of the Income Tax and Social Contribution was made separately for each company and the Income Tax and Social Contribution of TIMPART refers to the sum of the individual calculations. The present value of the fiscal benefits due to the tax loss carry-forward and negative base of Social Contribution was also calculated separately

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Macro-economic assumptions

Main macro-economic assumptions

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015

Consumer price inflation (IPCA)	4.5%	4.6%	4.4%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%
End-of-period exchange rate (R$/US$)	2.45	2.55	2.65	2.76	2.98	3.10	3.22	3.35	3.42	3.50
Average exchange rate (R$/US$)	2.50	2.50	2.60	2.70	2.87	3.04	3.16	3.28	3.39	3.46
Selic (year average)	15.8%	14.1%	13.0%	12.0%	10.9%	9.0%	9.0%	9.0%	9.0%	9.0%
GDP real growth rate	4.0%	4.0%	4.2%	4.4%	4.3%	4.3%	4.2%	3.9%	3.9%	3.9%

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TIM Celular Group

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Shareholder structure

  TIM CELULAR S.A. is a private company owned by TIM Brasil Serviços e Participações S.A., which holds 100.00% of its voting capital and 100.00% of its total capital
  TIM CELULAR S.A. owns 100% of the shares of Maxitel S.A., CRC – Centro de Relacionamento com o Cliente Ltda. and BLAH! Sociedade Anônima de Serviços e Comércio. TIM CELULAR’s shareholder structure as of December 31, 2005, according to the information received from the Companies, is indicated below:

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Demographic and Market Data – TIM CELULAR

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Demographic and Market Data – Maxitel

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Subscribers and ARPU – TIM CELULAR

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Subscribers and ARPU – Maxitel

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Net revenues and operational costs – TIM Celular Group

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EBITDA – TIM Celular Group

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Capex – TIM Celular Group

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Income statement and cash flow - TIM Celular Group

Income statement
Years ended on December 31st	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015

Net revenues	7,269	8,157	8,712	9,243	9,831	10,422	11,028	11,637	12,259	12,895
Operating expenses	(5,735)	(5,792)	(5,801)	(5,993)	(6,257)	(6,493)	(6,744)	(7,020)	(7,302)	(7,590)
EBITDA	1,534	2,365	2,911	3,250	3,573	3,929	4,283	4,617	4,957	5,305
Margin (%)	21%	29%	33%	35%	36%	38%	39%	40%	40%	41%
Profit before IT and SC	(738)	(348)	234	750	1,067	1,560	1,974	2,324	2,836	3,135
Net profit	(738)	(348)	178	571	813	1,189	1,504	1,771	2,161	2,389

Unlevered free cash flow
Years ended on December 31st	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015

EBIT	(513)	222	908	1,425	2,003	2,372	2,838	3,236	3,586	3,930
IT and SC on EBIT	0	(75)	(309)	(485)	(681)	(807)	(965)	(1,100)	(1,219)	(1,336)
Depreciation and amortization	2,047	2,144	2,003	1,825	1,571	1,556	1,446	1,381	1,371	1,376
CAPEX	(1,385)	(1,291)	(1,148)	(1,161)	(1,164)	(1,137)	(1,151)	(1,160)	(1,220)	(1,280)
Changes in working capital	(367)	(155)	(128)	24	(122)	(64)	(26)	(21)	(15)	(14)
Free cash flow	(218)	844	1,326	1,628	1,607	1,921	2,141	2,335	2,504	2,675

Notes: (1) In R$ million, in nominal terms; (2) Net profit considers deferred taxes and tax loss carry-forwards as applicable; (3) Values consider TIM Celular Group as a whole; however, the taxes were calculated separately for each of the companies; (4) The perpetuity was adjusted to equal capex to depreciation; (5) Certain revenues and costs of TIM CELULAR concerning services rendered to or received from other companies of Telecom Itália Group were maintained in TIM CELULAR according to the instructions received from TIM CELULAR’s management

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Discounted cash flow - TIM Celular Group’s valuation range

Discounted cash flow valuation

	A	+	B	+	C			=	D
Cost of capital	NPV(1) of FCF (R$ thousands) 2006 - 2015		NPV(1) of tax benefits (R$ thousands)		NPV(1) of Perpetuity (R$ thousands)				Enterprise value (R$ thousands)

					5.37%	6.37%	7.37%		5.37%	6.37%	7.37%

13.5%	7,879,575		582,838		9,851,706	11,345,361	13,328,508		18,314,119	19,807,774	21,790,920
14.0%	7,688,032		565,763		8,899,546	10,165,660	11,815,276		17,153,341	18,419,455	20,069,071
14.5%	7,502,773		549,303		8,068,136	9,149,863	10,536,178		16,120,211	17,201,938	18,588,253
15.0%	7,323,548		533,431		7,337,861	8,268,545	9,444,053		15,194,840	16,125,524	17,301,032
15.5%	7,150,119		518,124		6,693,031	7,498,790	8,503,431		14,361,273	15,167,032	16,171,673

	E	=	F			/	G	=	H
Cost of capital	Net debt (2)		Equity value (R$ thousands)				Shares (thousands) (3)		Equity value per share (R$/1000 shares)

			5.37%	6.37%	7.37%				5.37%	6.37%	7.37%

13.5%	1,344,291		16,969,828	18,463,483	20,446,629		31,506,834		538.6079	586.0152	648.9586
14.0%	1,344,291		15,809,051	17,075,164	18,724,780		31,506,834		501.7658	541.9511	594.3085
14.5%	1,344,291		14,775,920	15,857,647	17,243,962		31,506,834		468.9751	503.3082	547.3086
15.0%	1,344,291		13,850,549	14,781,233	15,956,741		31,506,834		439.6046	469.1437	506.4533
15.5%	1,344,291		13,016,982	13,822,741	14,827,382		31,506,834		413.1479	438.7220	470.6085

Note: (1) NPV on December 31, 2005; (2) Net Debt on December 31, 2005, according to the Information. Net Debt figures adjusted to eliminate intercompany loans between TIM CELULAR and Maxitel; (3) Number of shares on December 31, 2005, excluding treasury shares; (4) Cost of capital and perpetuity growth rate in R$ nominal

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TIM Participações S.A.

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Shareholder Structure

  TIMPART is a public company controlled by TIM Brasil Serviços e Participações S.A., which holds 50.33% of its voting capital and 19.88% of its total capital
  TIMPART controls its fully-owned subsidiaries TIM Nordeste and of TIM Sul
  TIMPART’s shareholder structure as of December 31, 2005, according to the information received from the Companies, is indicated below:

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Demographic and Market Data – TIM Nordeste

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Demographic and Market Data – TIM Sul

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Subscribers and ARPU – TIM Nordeste

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Subscribers and ARPU – TIM Sul

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Net revenues and operational costs – TIMPART

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EBITDA – TIMPART

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Capex – TIMPART

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Income statement and cash flow – TIMPART

Income statement

Years ended on December 31st	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015

Net revenues	3,375	3,551	3,654	3,775	3,905	4,047	4,192	4,348	4,508	4,671
Operating expenses	(2,169)	(2,127)	(2,091)	(2,135)	(2,173)	(2,232)	(2,296)	(2,371)	(2,448)	(2,525)
EBITDA	1,206	1,425	1,563	1,639	1,731	1,815	1,896	1,977	2,060	2,145
Margin (%)	36%	40%	43%	43%	44%	45%	45%	45%	46%	46%
Profit before IT and SC	550	630	953	1,053	1,021	1,117	1,119	1,168	1,366	1,438
Net profit	387	416	629	695	674	737	739	771	901	949

Unlevered free cash flow
Years ended on December 31st	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015

EBIT	480	719	1,032	1,137	1,238	1,328	1,368	1,446	1,593	1,680
IT and SC on EBIT	(163)	(244)	(351)	(386)	(421)	(452)	(465)	(492)	(541)	(571)
Depreciation and amortization	725	706	531	503	493	486	527	532	468	465
CAPEX	(543)	(508)	(472)	(473)	(463)	(461)	(447)	(452)	(456)	(472)
Changes in working capital	(76)	(54)	(53)	(11)	(75)	(47)	(25)	(9)	(10)	(6)
Free cash flow	423	619	688	770	772	856	959	1,025	1,053	1,096

Note: (1) In R$ million, in nominal terms; (2) Net profit considers deferred taxes and tax loss carry-forwards as applicable; (3) Free cash flow of the Company dos not consider tax incentives related to the Constitutive Reports numbers. 0144/2003 and 0232/2003, issued on 12/31/2003 by Adene - Development Agency of the Northeast Region; (4) The perpetuity was adjusted to equal capex to depreciation.

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Discounted cash flow - TIMPART’s valuation range

Discounted cash flow valuation

	A	+	B	+	C			=	D
Cost of capital	NPV(1) of FCF (R$ thousands) 2006 - 2015		NPV(1) of tax benefits (R$ thousands)		NPV(1) of Perpetuity (R$ thousands)				Enterprise value (R$ thousands)

					5.37%	6.37%	7.37%		5.37%	6.37%	7.37%

13.5%	4,277,278.78		339,839.79		4,328,377.63	4,989,814.68	5,868,013.59		8,945,496.20	9,606,933.25	10,485,132.16
14.0%	4,189,803.60		335,111.88		3,910,520.80	4,471,195.19	5,201,696.50		8,435,436.28	8,996,110.66	9,726,611.98
14.5%	4,105,094.64		330,487.02		3,545,691.14	4,024,713.55	4,638,616.93		7,981,272.80	8,460,295.22	9,074,198.59
15.0%	4,023,043.92		325,962.38		3,225,269.21	3,637,405.12	4,157,956.60		7,574,275.50	7,986,411.41	8,506,962.89
15.5%	3,943,548.28		321,535.21		2,942,359.80	3,299,175.03	3,744,061.34		7,207,443.29	7,564,258.52	8,009,144.83

	E	=	F			/	G	=	H
Cost of capital	Net debt (2)		Equity value (R$ thousands)				Shares (thousands) (3)		Equity value per share (R$/1000 shares)

			5.37%	6.37%	7.37%				5.37%	6.37%	7.37%

13.5%	(992,869.72)		9,938,365.92	10,599,802.97	11,478,001.88		879,576,487		11.2990	12.0510	13.0495
14.0%	(992,869.72)		9,428,306.00	9,988,980.38	10,719,481.69		879,576,487		10.7191	11.3566	12.1871
14.5%	(992,869.72)		8,974,142.52	9,453,164.93	10,067,068.31		879,576,487		10.2028	10.7474	11.4454
15.0%	(992,869.72)		8,567,145.22	8,979,281.13	9,499,832.61		879,576,487		9.7401	10.2086	10.8005
15.5%	(992,869.72)		8,200,313.01	8,557,128.23	9,002,014.54		879,576,487		9.3230	9.7287	10.2345

Note: (1) NPV on December 31, 2005; (2) Net Debt on December 31, 2005, according to the Information; (3) Number of shares on December 31, 2005, excluding treasury shares; (4) Cost of capital and perpetuity growth rate in R$ nominal

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Implicit Exchange Ratio

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Implicit Exchange Ratio

  Based on the value ranges per lot of 1,000 shares, the exchange ratio between TIMPART and TIM CELULAR would range from 44.3148 shares of TIMPART per one share of TIM CELULAR, to 49.7307 shares of TIMPART per share of TIM CELULAR

Implicit Exchange Ratio

Shares of TIMPART per each share of TIM CELULAR

	Perpetuity growth rate
		5.37%	6.37%	7.37%

Cost of capital
	13.5%	47.6685	48.6278	49.7307
	14.0%	46.8103	47.7213	48.7654
	14.5%	45.9653	46.8307	47.8193
	15.0%	45.1336	45.9555	46.8918
	15.5%	44.3148	45.0957	45.9826
Note: (1) Cost of capital and perpetuity growth rate in R$ nominal

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Glossary

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Glossary

We have included a glossary to help those less familiar with the discounted cash flow valuation methodology to better understand this document. The explanation of each term, therefore, is written in didactical terms, so that they may be easily understood

Average Revenue per User (ARPU): total net revenues from services (excluding roaming), divided by the average number of lines in service during the reference year, expressed in monthly nominal Reais (R$)

Beta: a measure of the market risk / systemic risk / non-diversifiable risk. The Beta factor indicates the sensitivity of the stock price to market portfolio price variations. The Beta factor is calculated trough a linear regression between a series composed of variations on a company’s share price and a series composed of variations on the market portfolio price

Capital Asset Pricing Model – CAPM: the CAPM model is used to determine the Cost of Equity. The model is based on the financial premise of risk and return, so the greater the risk, the greater the return required by the shareholder. In the calculation of the CAPM, the beta, the risk-free rate and the market risk premium factors are taken into account

Capital Expenditures (Capex): investment in fixed assets

Country Risk Premium (Sovereign Risk): the premium paid due to political instability and uncertainty in a given country. A method frequently used to estimate this premium is the spread between the return of the sovereign bonds of the country and the U.S. sovereign bonds

Earnings Before Interests, Taxes, Depreciation and Amortisation (EBITDA): the operating profit generated by the company, which will effectively generate cash. As a result, only the expenses that produce cash outflows are considered in its calculation

Earnings Before Interests and Taxes (EBIT): the operating profit generated by the company, less depreciation and amortization expenses

Equity Value: value of the shareholder’s equity

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Glossary (cont. )

Market Risk Premium: the additional return required by investors as a compensation for a greater element of uncertainty (risk) in investments in shares versus risk-free investments

NPV: net present value

Optimal Capital Structure: in theory there is an optimal proportion of own capital and third-party capital, known as optimal capital structure. Considering the risk and the return of each source of capital, each company has an optimal structure that maximizes the its value

Operating Cash Flow: the operating cash flow considers only revenues and expenses effectively received and disbursed as a result of the company’s operations. As such, the interest income and interest expenses are not considered in this calculation

Risk-free Interest Rate: the interest rate paid for a risk-free asset. In practice, the U.S. Treasury bonds are used as parameters for the risk-free interest rate

Terminal Value: considering that, in theory, a company’s lifetime is infinite and that it is impossible to accurately estimate/forecast the future cash flows beyond a certain period, a portion of the company’s value will be composed of cash flows generated in the years following the last year of the projection period. This estimated portion of the value is known as terminal value. To determine the Terminal Value, the assumptions that the company will reach a state of maturity and will grow at a constant pace are adopted

Weighted Average Cost of Capital (WACC): a measure of a company’s cost of capital. The WACC is determined by the weighted average costs of equity and cost of debt in the company’s intended capital structure and is directly related to the risk associated to future cash flows

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The enclosed documentation is not an offering document and it does not constitute an offer to sell or a solicitation to acquire any securities. The shares to be issued as a result of the transaction mentioned in the enclosed documentation shall not be registered in accordance with the Securities Act of 1933, and they shall not be offered or sold in the United States of America without the appropriate registration under that Act or an exemption from registration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 01, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer